Filed by REDL Intermediate Holdings, LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bold Eagle Acquisition Corp.

Commission File No.: 001-42385

Date: October 1, 2026

The following consists of a LinkedIn post shared by Paragon Solutions, Ltd. on October 1, 2026, in connection with the previously-disclosed proposed business combination between its parent company, REDL Intermediate Holdings, LLC, and Bold Eagle Acquisition Corp.

Additional Information about the Business Combination and Where to Find it

In connection with the proposed business combination (the “Business Combination”), Bold Eagle Acquisition Corp. (“Bold Eagle” and following the domestication to occur in connection with the Business Combination, “PubCo”) and REDL Intermediate Holdings, LLC (“REDLattice”) will prepare, and Bold Eagle will file, a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement and preliminary prospectus of Bold Eagle with respect to the securities to be offered in the Business Combination. After the Registration Statement is declared effective, Bold Eagle will mail a definitive proxy statement/final prospectus to its shareholders as of a record date to be established for voting on the Business Combination. The Registration Statement, including the proxy statement/prospectus contained therein, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of Bold Eagle’s shareholders. This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Bold Eagle and REDLattice may also file other documents with the SEC regarding the Business Combination. Bold Eagle’s shareholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/preliminary prospectus contained therein, the amendments thereto and the definitive proxy statement/final prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about Bold Eagle, REDLattice, PubCo, and the Business Combination. The documents filed by Bold Eagle and REDLattice with the SEC also may be obtained free of charge upon written request to Bold Eagle at Bold Eagle Acquisition Corp., 955 Fifth Avenue, New York, NY 10075.

Participants in the Solicitation

REDLattice, PubCo and Bold Eagle and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Bold Eagle’s directors and officers in Bold Eagle’s filings with the SEC, including Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, and which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001852207/000121390026032983/ea0276711-10k_bold.htm, under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence.” Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Bold Eagle’s shareholders in connection with the Business Combination will be set forth in the Registration Statement, when available. Investors, shareholders and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus included therein, and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Transactions. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about REDLattice, PubCo and Bold Eagle through the website maintained by the SEC at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This communication contains certain forward-looking statements that are based on REDLattice’s and Bold Eagle’s management’s beliefs and assumptions and on information currently available to management with respect to Bold Eagle and REDLattice and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding REDLattice and statements regarding the anticipated benefits and timing of the completion of the Business Combination, and REDLattice’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “create,” “strategy,” “opportunity,” “provide,” “expand,” “will,” “would,” “will be,” “will continue,” “will likely result,” “will accelerate” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including: uncertainties as to the timing of the Business Combination; the risk that the Business Combination may not be completed in a timely manner or at all; the risk that the Business Combination may not be completed by prior to Bold Eagle’s business combination deadline; the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Bold Eagle’s shareholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the negotiations or definitive agreements related to the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the Business Combination on REDLattice’s business; the risk factors discussed in Bold Eagle’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 23, 2026, the Registration Statement related to the Business Combination which is expected to be filed with the SEC, and the other documents filed, or to be filed by REDLattice or Bold Eagle with the SEC from time to time. The actual results could differ materially from those expressed in, or implied by, these forward-looking statements, and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur. In addition, many factors could cause actual future events to differ materially from the forward-looking statements in this communication. There may also be additional risks that REDLattice and Bold Eagle do not presently know or that REDLattice and Bold Eagle currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Recipients are cautioned not to put undue reliance on forward-looking statements, and none of REDLattice, Bold Eagle, or any of their respective representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of REDLattice or Bold Eagle, or any of their respective representatives gives any assurance that these expectations will be achieved on the time periods expected or at all.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the transaction. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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